EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(millions of dollars)
Income from continuing operations	$36,130	$25,330	$20,960	$11,011	$15,003
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	(513)	(475)	(205)	(140)	(108)
Provision for income taxes(1)	24,885	16,644	11,734	7,073	9,599
Capitalized interest	(89)	(180)	(180)	(143)	(255)
Minority interests in earnings of consolidated subsidiaries	795	773	692	206	556

	61,208	42,092	33,001	18,007	24,795

Fixed Charges:(1)
Interest expense—borrowings	200	182	182	368	328
Capitalized interest	443	515	497	442	529
Rental expense representative of interest factor	593	498	424	587	621
Dividends on preferred stock	7	5	3	5	8

	1,243	1,200	1,106	1,402	1,486

Total adjusted earnings available for payment of fixed charges	$62,451	$43,292	$34,107	$19,409	$26,281

Number of times fixed charges are earned	50.2	36.1	30.8	13.8	17.7

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent-owned companies and majority-owned subsidiaries that are not consolidated.